February 11, 2008

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Forum Oilfield Technologies, Inc.

Form S-1 (Registration Statement No 333-146760)

Dear Mr. Schwall:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Forum Oilfield Technologies, Inc., a Delaware corporation (the “Registrant”), hereby requests that the above-captioned Registration Statement be withdrawn effective as of the date hereof or as soon thereafter as practicable. The Registrant no longer intends to proceed with a registered public offering of its securities at this time due to market conditions. The Registrant represents that no securities have been offered or sold pursuant to the Registration Statement. The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Very truly yours, Forum Oilfield Technologies, Inc.

By:	/s/ JAMES W. HARRIS
James W. Harris Executive Vice President and Chief Financial Officer

cc:	Scott N. Wulfe, Vinson & Elkins, LLP

W. Matthew Strock, Vinson & Elkins, LLP

J. David Kirkland, Baker Botts LLP

Felix P. Phillips, Baker Botts LLP

Forum Oilfield Technologies, Inc.

One BriarLake Plaza, Suite 1175   •   2000 W Sam Houston Parkway S   •   Houston, TX 77042

Direct Telephone 713-351-7999   •   Cell 832-851-6068   •   Fax 713-351-7997

Email: james.harris@forumoilfield.com